June 27, 2005

Mail Stop 4561

Jay Gelman
CEO and Chairman of the Board
Alliance Distributors Holding, Inc.
15-15 132nd Street
College Point, New York 11356

	Re:	Alliance Distributors Holding, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004

      Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
      File No. 000-32319

Dear Mr. Gelman:

		We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note 1 - Basis of Presentation, Organization and Other Matters

Stockholders` Equity, page F-8

1. We note you issued Series A Convertible Non-Redeemable
Preferred
Stock in a private placement offering and to the placement agent in connection with the private placement offering. We further note that you issued Series B Convertible Non-Redeemable Preferred Stock to the former shareholders of AllianceCorner Distributors, Inc. Tell us how you considered EITF 98-5 and EITF 00-27 to determine whether these securities contain beneficial conversion features. As part of your response, clarify the commitment date of each agreement, conversion price stated in each agreement and fair value of common stock into which the preferred securities are convertible at the commitment date of each issuance. Refer to paragraph 5 of EITF 98-5. Further, tell us how you considered Issue 1 of EITF 00-27 to account for the warrants issued to the placement agent in connection with the Series
A Convertible Non-Redeemable Preferred Stock issuance.

2. If you determine that your Series A and B Convertible Non-Redeemable Preferred Stock securities contain beneficial conversion features, tell us how you considered,
* EITF 00-27, Issue 10 to determine the commitment date for the Series A Convertible Preferred Stock issued as paid-in-kind dividends.
* EITF 98-5, paragraph 8 and SAB Topic 6.B to determine the appropriate period to recognize the resulting dividend and classification on your statement of operations, respectively.

*****

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters.


								Sincerely,


								Stephen Krikorian
								Branch Chief


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Jay Gelman
Alliance Distributors Holding, Inc.
June 27, 2005
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